For Immediate Release

Nordion Announces Strategic Realignment of the Business and New Appointment to its Board of Directors

Business Unit model positions Company for improved execution of business strategies

OTTAWA, Canada, September 12, 2012 – Nordion Inc. (TSX: NDN) (NYSE: NDZ) today announced a strategic realignment of the business designed to focus on improving the execution of Nordion’s business strategy. The plan includes transitioning Nordion to a Business Unit model with two distinct Business Units: Targeted Therapies and Specialty Isotopes, each of which will be supported by centralized corporate functions. The Specialty Isotopes business will include two segments: Sterilization Technologies and Medical Isotopes.

The Company also announced the appointment of Jeff Brown, Chief Executive Officer and founding member of Brown Equity Partners, LLC, to its Board of Directors.

“The strategic realignment is designed to take into account the unique product life cycles and the needs of our customers in each of our businesses,” said Steve West, Chief Executive Officer, Nordion Inc. “The new organizational model is intended to allow for quicker decision making and provide the Nordion team with improved agility, clearer focus and direct leadership accountability to better serve our customers and build shareholder value.”

Specialty Isotopes

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Chief Operating Officer, Specialty Isotopes: Scott McIntosh, formerly Senior Vice-President of Operations, becomes the COO of Specialty Isotopes and will also assume the role of General Manager, Sterilization Technologies.

o	General Manager, Medical Isotopes: Tom Burnett, formerly Vice-President of Global Sales becomes General Manager, Medical Isotopes, and will report into Mr. McIntosh.

Targeted Therapies

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Chief Operating Officer, Targeted Therapies: Steve West, Chief Executive Officer of Nordion, will act as interim COO of Targeted Therapies as Nordion initiates an external search for a permanent leader.

The executive Sales and Marketing and Innovation roles are being absorbed into the Business Units.  Accordingly, Kevin Brooks, Senior Vice-President of Sales and Marketing and Peter Covitz, Senior Vice-President of Innovation will be leaving the company after assisting with the organizational transition. Andrew Foti, Senior Vice President, General Counsel & Corporate Secretary, will be transitioning to the interim role of Special Counsel to the CEO.

The new Nordion leadership team intends to focus on appropriately allocating talent and resources to better support the unique characteristics of each business and their respective portfolios. In addition, they plan to continue to assess opportunities that are expected to better serve our customers.

Today’s announcements align with Nordion’s strategic priorities. The Targeted Therapies business unit is expected to continue to focus on building an Interventional Oncology business. The Specialty Isotopes business plans to concentrate on maintaining Sterilization Technologies’ cash generation, making selective growth investments and optimizing the Medical Isotope business.

Nordion plans to begin operating in the new business unit model on November 1, 2012, for the start of the Company’s 2013 fiscal year. Nordion expects to continue to report financial results by its three business segments Targeted Therapies, Sterilization Technologies and Medical Isotopes. Targeted Therapies will focus on TheraSphere® while Contract Manufacturing is expected to be repositioned and reported under Medical Isotopes. The Company’s segment reporting will incorporate the changes in the portfolios managed under each segment and comparative historical segment financial information is expected to be restated to align with these changes.

Appointment of New Board Member

With the appointment of the new board member announced today, Jeff Brown, CEO and founding member of Brown Equity Partners, LLC, the Nordion Board is now comprised of 10 Directors.

“We welcome Jeff to the Board,” said William D. Anderson, Chairman, Board of Directors. “We believe that Nordion and its shareholders will benefit from his broad financial experience and corporate governance experience.”

Mr. Brown previously served as a founding partner and primary deal originator and capital gains producer for Forrest Binkley & Brown, a U.S. private equity/venture capital firm.  Prior to this he was Senior Vice President at Bank America Venture Capital Group and performed the same role at Security Pacific Capital Corporation.

Mr. Brown has served on the Board of Directors of numerous companies during his 25 years in the investment industry.  Mr. Brown holds a Bachelor of Science Degree from Willamette University in Salem, Oregon and an MBA from the Stanford University Graduate School of Business in Palo Alto, California.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2011 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has approximately 500 highly skilled employees in four locations. Find out more at www.nordion.com and follow us at http://twitter.com/NordionInc.

CONTACTS:

MEDIA
Shelley Maclean
(613) 592-3400 x. 2414
Shelley.maclean@nordion.com

INVESTORS
Ana Raman
(613) 595-4580
investor.relations@nordion.com

SOURCE: Nordion